VIEWPOINT FINANCIAL GROUP

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ViewPoint Financial Group Registration Statement Under the 1933 Securities Act on Form S-1 (File number 333-133361)

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Tuesday, July 11, 2006, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

Sincerely yours, VIEWPOINT FINANCIAL GROUP
By:	/s/ Garold R. Base Garold R. Base President and Chief Executive Officer
cc:	William Friar David Lyon